Exhibit 99.1
Brookfield Infrastructure Partners L.P.

 Investors, analysts and other interested parties can access Brookfield Infrastructure’s first quarter 2015 results as well as the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

The first quarter 2015 results conference call can be accessed via webcast on May 5, 2015 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. The teleconference taped rebroadcast will also be available until midnight on June 5, 2015. To access this rebroadcast, please call 1-855-669-9658 or outside Canada & U.S. please call +1-604-674-8052 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS FIRST QUARTER 2015 RESULTS

May 5, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the first quarter ended March 31, 2015.

	Three months ended Mar 31
US$ millions (except per unit amounts), unaudited	2015	2014
FFO1	$186	$186
– per unit2	$0.89	$0.89
Net income	$132	$32
– per unit3	$0.56	$0.10

Brookfield Infrastructure generated funds from operations (“FFO”) totalling $186 million ($0.89 per unit) for the quarter.  Results year over year were unchanged as contribution from new investments, in addition to general improvements at most of our businesses, were offset by the $15 million impact of foreign exchange movements.  Our same store growth for the period on a constant currency basis was strong, as we generated an 11% increase in FFO per unit compared to the prior year.

Our payout ratio4 for the quarter was 68%, which remains within our target range of 60-70%. This was achieved in a period where we increased our distribution last quarter by 10%, and prior to any contribution realized from our newly acquired communications infrastructure assets.  We closed the French telecom infrastructure transaction on March 31st, and expect this business to make a meaningful contribution to our results going forward.

We reported net income for the quarter of $132 million ($0.56 per unit) compared to $32 million ($0.10 per unit) in the prior year.  The increase in net income is attributable to higher earnings from operations and unrealized gains on hedges, partially offset by higher depreciation and deferred tax expense.

“During the quarter we focused on progressing several important initiatives that should set the stage for the next phase of growth for Brookfield Infrastructure,” said Sam Pollock, CEO of Brookfield Infrastructure.  “Given the number of advanced stage opportunities in our pipeline, we enhanced our liquidity in April with capital raises that resulted in $1.4 billion of proceeds.  With $2.3 billion of corporate liquidity, we are well positioned to complete a number of attractive acquisitions over the next 6-12 months.”

Segment Performance

Our utilities segment generated FFO of $95 million for the quarter, compared to $89 million in the first quarter of 2014.  The increase was the result of continued strength in connection activity in our UK regulated distribution operation, inflation indexation, commissioning of growth capital into rate base and cost reductions in a number of our businesses.

Our transport segment generated FFO of $96 million in the first quarter of 2015, which is roughly in line with results in the comparable period in 2014.  Our results benefited from volume and tariff growth in the majority of our operations, and a significant contribution from our rail business in Brazil.  These positive results were affected by a strong U.S. dollar, which rose against all of our other currencies, and rising interest rates in Brazil.  In spite of these challenges, our transport operations continue to deliver solid results.

Our energy segment generated FFO of $28 million, compared to $26 million in the first quarter of the prior year.  Results in this segment predominantly reflect the growth of our district energy platform, which benefited from the full contribution of systems acquired over the past 12 months. These positive results were partially offset by lower results from our North American natural gas transmission business, which continues to be impacted by low natural gas markets.

The following table presents net income and FFO by segment:

	Three months ended Mar 31
US$ millions, unaudited	2015	2014

Net income (loss) by segment
Utilities	$49	$37
Transport	36	33
Energy	17	9
Corporate and other	30	(47)
Net income	$132	$32

FFO by segment
Utilities	$95	$89
Transport	96	95
Energy	28	26
Corporate and other	(33)	(24)
FFO	$186	$186

Balance Sheet Initiatives

We started off the year with corporate liquidity of $1.4 billion.  Since then, we have undertaken several initiatives to further strengthen our balance sheet and increase corporate liquidity.

•
Preferred L.P. unit issuance – In March, we raised C$125 million of preferred L.P. units at a rate of 4.50% annually for the initial period ending June 30, 2020.  The distribution rate is reset every five years at a rate equal to the five-year Government of Canada bond yield plus 3.56%.

•
Corporate bond issuance – Also in March, we closed a C$450 million, seven-year medium-term note offering in the Canadian bond market with a coupon of 3.5%.  These notes were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

•
Equity issuance – Subsequent to period end, we launched an equity offering where we issued approximately 21 million units at a gross price of $45.  In total, we raised gross proceeds of approximately $950 million.

Overall, we raised net proceeds of approximately $1.4 billion in the capital markets and invested $0.5 billion primarily to close the French telecom acquisition.

Acquisitions and Divestitures Update

During the quarter, as part of our previously announced capital recycling program, we entered into definitive agreements to sell our 23% interest in our New England electricity transmission business.  This business has generated steady and reliable cash flows since we first acquired it in 2009 but we believe we can reinvest the proceeds into higher returning assets.  Upon completion of a sales process that attracted substantial interest from multiple buyers, we agreed to sell this business for proceeds of approximately $280 million (on a 100% basis).  On closing of this transaction, we will have generated an internal rate of return on this investment of approximately 30%.  We expect to receive approximately $30 million in net proceeds from this sale, which should close in the second half of 2015.

Subsequent to quarter end, Brookfield Infrastructure moved forward towards deploying up to approximately $450 million into two high quality investments in Brazil.

•
On April 30th, we announced that along with our partners, we intend to make a tender offer for the public minority shares of our Brazilian toll road subsidiary. Should we proceed and be successful in acquiring the balance of the shares held by the public, Brookfield Infrastructure would be investing up to a further approximately $200 million to acquire shares and reduce debt.

•
We have been in exclusive discussions with OAS, a large Brazilian construction company, since late March regarding the purchase of their stake in a large toll road, airport and urban mobility company in Brazil called Invepar. As part of the transaction, we may provide the company with a court-approved loan under Brazilian law, with features akin to a debtor in possession (“DIP”) loan, of up to approximately $250 million. By providing the DIP loan, we expect to be well positioned to continue exclusive negotiations to conclude the acquisition of OAS’ stake in Invepar. Should we reach final agreements with OAS, completion of the DIP loan and/or any subsequent acquisition of the Invepar stake would be subject to a number of conditions, including applicable court and related creditor approvals, regulatory and third-party consents, and other conditions customary for transactions of this nature.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.53 per unit, payable on June 30, 2015 to unitholders of record as at the close of business on May 29, 2015 (“Q2 2015 distribution”).

The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1 have also been declared.

For registered unitholders, distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan (“DRIP”). In addition, beginning with the Q2 2015 distribution, beneficial unitholders whose units are registered in the name of CDS or a name other than their own name (i.e. those holding their LP units with a Canadian brokerage) can also acquire additional LP Units through the DRIP by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com/DRIP.

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars.  Beginning with the Q2 2015 distribution, registered and beneficial unitholders whose units are registered in the name of CDS or a name other than their own name (i.e. those holding their LP units with a Canadian brokerage) may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered unitholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Infrastructure’s transfer agent, Computershare, in writing at P.O. Box 30170 College Station TX 77842-3170 or by phone at 1-877-243-3717.  Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

______________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 6 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2015 were 210.1 million (2014 – 210.1 million).

3	Represents net income per limited partnership unit.
4	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended March 31,
(US$ MILLIONS, UNAUDITED)	2015	2014

Adjusted EBITDA
Utilities	$130	$126
Transport	139	144
Energy	45	44
Corporate and other	(34)	(27)
Total	280	287

Financing costs	(97)	(102)
Other income	3	1
Funds from operations (FFO)	186	186

Depreciation and amortization	(102)	(117)
Mark-to-market on hedge contracts	77	(16)
Deferred taxes and other items	(29)	(21)
Net income attributable to the partnership	$132	$32

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 9 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
(US$ MILLIONS, UNAUDITED)	Mar 31, 2015	Dec 31, 2014

Assets
Operating Platforms
Utilities	$1,902	$1,962
Transport	2,303	2,457
Energy	787	786
Communications infrastructure	415	—
Cash and cash equivalents	370	317
	$5,777	$5,522

Liabilities
Corporate borrowings	$1,040	$588
Other liabilities	149	56
	1,189	644
Capitalization
Partnership capital	4,588	4,878
	$5,777	$5,522

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 8 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	Mar 31, 2015	Dec 31, 2014

Assets
Cash and cash equivalents	$203	$189
Financial assets	356	305
Property, plant and equipment	7,611	8,084
Intangible assets	3,376	3,575
Investments in associates	2,632	2,412
Investment properties	154	162
Deferred income taxes and other	1,387	1,201
Assets classified as held for sale	567	567
Total assets	$16,286	$16,495

Liabilities and partnership capital
Corporate borrowings	$1,040	$588
Non-recourse borrowings	5,967	6,221
Financial liabilities	569	603
Deferred income taxes and other	2,474	2,562
Liabilities directly associated with assets classified as held for sale	199	199
Total liabilities	10,249	10,173

Partnership capital
Limited partners	3,326	3,533
General partner	22	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,240	1,321
Interest of others in operating subsidiaries	1,353	1,444
Preferred unitholders	96	—
Total partnership capital	6,037	6,322
Total liabilities and partnership capital	$16,286	$16,495

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended March 31,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2015	2014

Revenues	$466	$480
Direct operating costs	(203)	(212)
General and administrative expenses	(34)	(27)
Depreciation and amortization expense	(95)	(91)
	134	150
Interest expense	(90)	(87)
Share of earnings from associates	17	13
Mark-to-market on hedging items	90	(16)
Other income (expenses)	8	(3)
Income before income tax	159	57
Income tax expense
Current	(8)	(6)
Deferred	(3)	(6)
Net income from continuing operations	148	45
Loss from discontinued operations, net of income tax	—	(1)
Non-controlling interest of others in operating subsidiaries	(16)	(12)
Net income attributable to partnership	$132	$32

Attributable to:
Limited partners	84	15
General partner	15	11
Non-controlling interest – redeemable partnership units held by Brookfield	33	6
Basic and diluted earnings per unit attributable to:
Limited partners1	$0.56	$0.10

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2015 were 150.3 million (2014 – 150.3 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended March 31,
(US$ MILLIONS, UNAUDITED)	2015	2014

Operating Activities
Net income from continuing operations	$148	$45
Adjusted for the following items:
Loss from discontinued operations, net of income tax	—	(1)
Share of earnings from associates, net of distributions	(5)	(11)
Depreciation and amortization expense	95	91
Mark-to-market on hedging items	(90)	16
Provisions and other items	49	12
Deferred tax expense	3	6
Change in non-cash working capital, net	28	(18)
Cash from operating activities	228	140

Investing Activities
Net investments in:
Operating assets	(4)	—
Associates	(487)	(39)
Long-lived assets	(84)	(109)
Financial assets	(177)	(50)
Net settlement of foreign exchange contracts	199	(8)
Cash used by investing activities	(553)	(206)

Financing Activities
Distribution to limited and general partners	(126)	(112)
Net borrowings:
Corporate	487	—
Subsidiary	(87)	20
Other	(38)	—
Issuance of preferred units	96	—
Issuance of partnership units (inclusive of dividend reinvestment plan)	—	2
Capital provided by non-controlling interest, net of distributions	16	(27)
Cash from (used by) financing activities	348	(117)

Cash and cash equivalents
Change during the period	$23	$(183)
Impact of foreign exchange on cash	(9)	8
Balance, beginning of period	189	538
Balance, end of period	$203	$363